Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD
(“Randgold Resources” or the “Company”)

REFERENCE PRICE FOR SCRIP DIVIDEND

London, 19 March 2014 – Further to the announcement that subject to the approval of the Randgold Resources’ shareholders at the annual general meeting to be held on Tuesday 6 May 2014 a scrip dividend alternative be offered in respect of the annual dividend, the Company confirms that the reference share price for the scrip dividend (as determined on the basis of the average of the middle market price of the Company's ordinary shares as derived from the London Stock Exchange Daily Official List over the five dealing days commencing on and including the ex-dividend date of Wednesday 12 March), is US$82.22.

The Company's shares are quoted in Pounds Sterling on the London Stock Exchange. The reference share price is the average of the US Dollar share price over the five days. To translate the Company's share price into US Dollars on each of the five dealing days referred to above, the Company applied the closing Pound Sterling / US Dollar exchange rate to the share price on each of those days.

Randgold Resources Enquiries:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 7711338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com